UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 18, 2019

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The original report on Form 6-K dated March 18, 2019 incorrectly stated that the twelve-month period (“LTM”) for which we presented certain financial information ended December 1, 2018. This report on Form 6-K/A is furnished solely to correct such date to December 31, 2018.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

Date: March 18, 2019	By :	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer